Mail Stop 3561

December 30, 2005

Robert E. Swanson
Chief Executive Officer
Ridgewood Electric Power Trust I
Ridgewood Electric Power Trust II
1314 King Street
Wilmington, DE 19801

> **RE:** **Ridgewood Electric Power Trust I**
> **Form 10-K for the year ended December 31, 2004 filed July 18, 2005**
> **Form 10-Q for the quarter ended March 31, 2005 filed July 18, 2005**
> **File No. 0-24240**
>
>
> **Ridgewood Electric Power Trust II**
> **Form 10-K for the year ended December 31, 2004 filed July 18, 2005**
> **Form 10-Q for the quarter ended March 31, 2005 filed July 18, 2005**
> **File No. 0-21304**

Dear Mr. Swanson:

        We have reviewed your filings and have the following comments. We have limited our reviews to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Certifications

1. Your certifications for both Power Trust I and Power Trust II in both the Form 10-K and Form 10-Q are not in the exact format required by the rules since they contain the title of the certifying officers in the first sentence. In future filings, please revise your certifications to omit the capacity of the certifying officer in the body of the certification. It is appropriate to include the proper title where the officer signs the certification. See question 11 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions.

Forms 10-Q

2. We note that neither Power Trust I nor Power Trust II have filed their Forms 10-Q for the quarters ending June 30, 2005 or September 30, 2005. Please tell us the status of filing these documents.

Ridgewood Power Trust I

3. The audit report on the financial statements of Stillwater Hydro Partners should include the printed name of the auditors who issued that report. Also, the second paragraph of that report should refer to the standards of the Public Company Accounting Oversight Board. See Auditing Standard No. 1. Please revise in future filings.

4. You have included the audited financial statements of Stillwater Hydro Partners for 2003 and 2004; however, it appears that the results were material in 2002. Please revise to include the 2002 audited financial statements or tell us why they are not required.

5. Please tell us and revise the document to disclose the percentage of ownership you have in Stillwater Hydro Partners. Please show us your analysis under Fin 46R and EITF Issue 02-14 that you were not required to consolidate Stillwater in 2004 and prior and that "cost" will be the appropriate basis going forward. We may have further comment. Please revise future filings to confirm that your analysis was made under Fin 46R, not Fin 46.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response to these comments as an EDGAR correspondence file.

You may contract Robert Burnett, Staff Accountant, at (202) 551-3330 to me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief